UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 333-41544

SATIXFY COMMUNICATIONS LTD.

(Exact name of registrant as specified in its charter)

12 Hamada St., Rehovot 670315

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

EXPLANATORY NOTE

As previously announced, SatixFy Communications Ltd. (the “Company”) consummated a business combination with Endurance Acquisition Corp. on October 27, 2022 (the “Closing”). In connection with the business combination, certain holders of securities of the Company entered into agreements containing contractual lock-ups providing that they would not, subject to certain exceptions, transfer any securities of the Company (the “Lock-Ups”) until the date that is one-hundred and eighty (180) days from the date of Closing.

On December 11, 2022, the Board unanimously approved a waiver and release of all Lock-Ups with respect to the 1,000,000 private warrants (the “Warrants”) to purchase ordinary shares of the Company, and the ordinary shares of the Company issuable upon the exercise of the Warrants, held by Cantor Fitzgerald & Co. and certain of its affiliated entities (“Cantor”) in exchange for consideration of $1.5 million. As a result of the waiver of the Lock-Up, Cantor exercised 935,297 of the Warrants on a “cashless exercise” basis and will receive 553,692 ordinary shares under the applicable warrant agreement. Such shares will, upon issuance, which is expected to occur on December 12, 2022, be eligible for sale in the public market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

By:	/s/ Oren Harari
	Name:	Oren Harari
	Title:	Interim Chief Financial Officer

Date: December 12, 2022